SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Gene S. Bertcher
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
(469) 522-4200
(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9
1		name of reporting person Realty Advisors, LLC
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC and OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 7,789,508
	8	shared voting power -0-
	9	sole dispositive power 7,789,508
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 9,324,336
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 65.94%
14		type of reporting person OO

CUSIP No. 029174-10-9
1		name of reporting person Prime Stock Holdings, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 1,534,828
	8	shared voting power -0-
	9	sole dispositive power 1,534,828
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 1,459,828
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 10.41%
14		type of reporting person CO

CUSIP No. 029174-10-9
1		name of reporting person Realty Advisors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 2,502,230
	8	shared voting power -0-
	9	sole dispositive power 2,502,230
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 11,779,168
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 83.97%
14		type of reporting person CO

CUSIP No. 029174-10-9
1		name of reporting person Transcontinental Realty Investors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 248,221
	8	shared voting power -0-
	9	sole dispositive power 248,221
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 229,214
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 1.63%
14		type of reporting person CO

CUSIP No. 029174-10-9
1		name of reporting person The Gene E. Phillips Children’s Trust
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization texas
number of shares beneficially owned by each reporting person with	7	sole voting power 27,602
	8	shared voting power -0-
	9	sole dispositive power 27,602
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 27,602
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 0.197%
14		type of reporting person OO

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors Management, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 11,779,168
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 83.97%
14		type of reporting person CO

Item 1.  Security and Issuer

This Amendment No. 12 to Statement on Schedule 13D (this “Amendment No. 12”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 11 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below.  The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Shares are listed and traded on the New York Stock Exchange (“NYSE”).  The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 12 to Schedule 13D is being filed to reflect the issuance of 2,502,230 Shares upon conversion of 890,797 shares of Series A Cumulative Convertible Preferred Stock to the holder thereof, which is one of the Reporting Persons. See item 5(c) below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c)           This Amendment No. 12 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors Management, Inc., a Nevada corporation (“RAMI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), the sole stockholder of which is RAMI, Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI and Prime Stock Holdings, Inc. formerly One Realco Stock Holdings, Inc., a Nevada corporation (“Holdings”), which is wholly owned by RALLC.  Each of the Reporting Persons has its principal executive offices located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  All of GEP Trust, TCI, RAMI, RAI, RALLC and Holdings are collectively referred to as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Holdings is owned by RALLC, the sole member of which is RAI, the sole stockholder of which is RAMI, which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children.  RALLC owns all of the voting securities of Holdings.  The executive officers of TCI are also executive officers of RAMI, RAI and RALLC.  Mr. Phillips’ son, Ryan T. Phillips, serves as a director of RAMI and RAI and is a beneficiary of the GEP Trust.  The executive officers of ARL are also executive officers of TCI.

Item 3.  Source and Amount of Funds or Other Consideration

No funds or other consideration were required in connection with the July 17, 2014, conversion of 890,797 shares of Series A Cumulative Convertible Preferred Stock of ARL into 2,502,230 Shares.

Item 5.  Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)           According to the latest information available from the Issuer, as of March 31, 2014, the total number of issued and outstanding Shares was 11,525,389 Shares.  In connection with the conversion on July 17, 2014, of 890,797 shares of Series A Cumulative Convertible Preferred Stock into 2,502,230 Shares, the total number of issued and outstanding shares increased to 14,027,619. As of July 18, 2014, after giving effect to the transaction described in item 5(c), the Reporting Persons own and hold directly and beneficially the following Shares as of July 18, 2014:

Name	No. of Shares Owned Directly	Approximate Percent of Class
GEP Trust	27,602	0.197%
TCI	229,214	1.63%
RALLC	7,789,508	55.53%
RAI	2,502,230	17.84%
RAMI	-0-	0.00%
Holdings	1,459,828	10.41%
	12,008,382	85.61%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Holdings may be deemed to beneficially own the number of Shares owned by Holdings described above; each of the directors of RAMI may be deemed to beneficially own the number of Shares owned by RAMI, RAI, RALLC and Holdings described above; each of the managers of RALLC may be deemed to beneficially own the number of Shares beneficially owned by RALLC and Holdings; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RALLC and Holdings described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of August 31, 2012, are set forth in the following table:

Name of Director and/or Manager	Entity	No. of Shares Beneficially Owned	Percent of Class
Ryan T. Phillips	Holdings, RAMI, RALLC, RAI and GEP Trust	11,779,168	83.97%
Donald W. Phillips	GEP Trust	27,602	0.197%
Mickey Ned Phillips	RALLC, RAMI, Holdings, and RAI	11,751,566	83.38%
Henry A. Butler	TCI	229,214	1.63%
Sharon Hunt	TCI	229,214	1.63%
Robert A. Jakuszewski	TCI	229,214	1.63%
Ted R. Munselle	TCI	229,214	1.63%
Gene S. Bertcher	RALLC and Holdings	9,249,336	65.94%
Daniel J. Moos+	RALLC and Holdings	9,249,336	65.94%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		12,008,382	85.61%

+ Daniel J. Moos owns directly 5,000 Shares, which are not included in the table.

(b)           Each of the managers of RALLC share voting and dispositive power over the 7,789,508 Shares held by RALLC.  Each of the directors of Holdings share voting and dispositive power over the 1,459,828 Shares held by Holdings.  Each of the directors of TCI share voting and dispositive power over the 229,214 Shares held by TCI.  The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust. Each of the directors of RAI share voting and dispositive power over the 2,502,330 Shares held by RAI.

(c)           During the 60 calendar days ended July 18, 2012, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except for RAI’s conversion of 890,797 shares of Series A Cumulative Convertible Preferred Stock into 2,502,330 Shares.

(d)           No person other than the Reporting Persons or their respective Board of Directors, Managers or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by RAI, RALLC, Holdings, TCI and/or the GEP Trust.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares owned directly by RALLC, 6,666,052 are held in bank and brokerage accounts along with other securities owned by RALLC and as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers.  Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Of the Shares owned by TCI, 89,214 Shares are subject to an accommodation pledge for a loan to another entity at Metropolitan National Bank (Arkansas) and 50,000 Shares are subject to an accommodation pledge for a loan to another party by an individual.

Of the Shares owned by Holdings, 63,169 Shares are subject to an accommodation pledge for a loan to another party at Metropolitan National Bank (Arkansas) and 1,092,209 Shares are subject to an accommodation pledge for a loan to another party at First NBC Bank.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 12 to Statement on Schedule 13D is true, complete, and correct.

Dated: July 22, 2014

REALTY ADVISORS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

GENE E. PHILLIPS CHILDREN’S TRUST

By: /s/ Donald W. Phillips
       Donald W. Phillips, Trustee

PRIME STOCK HOLDINGS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

REALTY ADVISORS, LLC

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

TRANSCONTINENTAL REALTY INVESTORS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Executive Vice President

REALTY ADVISORS MANAGEMENT, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President